[Filed pursuant to Rule 433]

Preliminary Term Sheet

RALI Series 2005-QA13 Trust

Mortgage Pass-Through Certificates,

Series 2005-QA13

Residential Accredit Loans, Inc.

Depositor

Residential Funding Corporation

Sponsor and Master Servicer

Deutsche Bank Trust Company Americas

Trustee

Deutsche Bank Securities Inc.

Lead Underwriter

THE DEPOSITOR HAS FILED A REGISTRATION STATEMENT (INCLUDING A BASE PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE BASE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE DEPOSITOR HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE DEPOSITOR AND THE OFFERING. YOU MAY GET THESE DOCUMENTS AT NO CHARGE BY VISITING EDGAR ON THE SECURITIES AND EXCHANGE COMMISSION WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE DEPOSITOR, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE BASE PROSPECTUS AT NO CHARGE IF YOU REQUEST IT BY CALLING 1-800-503-4611.

This term sheet is not required to, and does not, contain all information that is required to be included in the base prospectus and the prospectus supplement for the offered certificates. The information in this term sheet is preliminary and is subject to completion or change.

The information in this term sheet, if conveyed prior to the time of your commitment to purchase any of the offered certificates, supersedes information contained in any prior similar term sheet, the term sheet supplement and any other free writing prospectus relating to those offered certificates.

This term sheet and the related term sheet supplement is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

December 19, 2005

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Important notice about information presented in any final term sheet for any class of offered certificates, the term sheet supplement and the related base prospectus with respect to the offered certificates

We provide information to you about the offered certificates in three or more separate documents that provide progressively more detail:

•	the accompanying related base prospectus, which provides general information, some of which may not apply to the offered certificates;
•	the term sheet supplement, which provides general information about series of certificates issued pursuant to the depositor’s QA program, some of which may not apply to the offered certificates; and
•

this term sheet, which describes terms applicable to the classes of offered certificates described herein and provides a description of certain collateral stipulations regarding the mortgage loans and the parties to the transaction.

This term sheet provides a very general overview of certain terms of the offered certificates and does not contain all of the information that you should consider in making your investment decision. To understand all of the terms of a class of the offered certificates, you should read carefully this document, the term sheet supplement, and the entire base prospectus.

The related base prospectus may be found by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov.

If the description of the offered certificates in this term sheet differs from the description of the senior certificates in the related base prospectus or the term sheet supplement, you should rely on the description in this term sheet. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the term sheet supplement and the related base prospectus.

The offered certificates are reflected in the table below.

This term sheet is being delivered to you solely to provide you with information about the offering of a series of the certificates referred to in this term sheet and to solicit an offer to purchase the certificates, when, as and if issued. Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the certificates until we have accepted your offer to purchase the applicable certificates. You may withdraw you offer to purchase certificates at any time prior to receipt of notice of acceptance.

The offered certificates referred to in these materials are being sold when, as and if issued. The issuer is not obligated to issue the offered certificates or any similar security and the underwriter's obligation to deliver the offered certificates is subject to the terms and conditions of the underwriting agreement with the issuer for the offered certificates and the availability of the offered certificates when, as and if issued by the issuer. You are advised that the terms of the offered certificates, and the characteristics of the mortgage loan pool backing them described in this term sheet and the term sheet supplement may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of offered certificates may be split, combined or eliminated), at any time

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prior to issuance or availability of a final prospectus for the offered certificates. You are advised that offered certificates may not be issued that have the characteristics described in these materials. The underwriter's obligation to sell such certificates to you is conditioned on the mortgage loans and the offered certificates having the characteristics described in these materials. If for any reason the underwriter does not deliver such certificates, the underwriter will notify you, and none of the depositor, the sponsor or any underwriter will have any obligation to you to deliver all or any portion of the offered certificates which you have committed to purchase, and none of the depositor, the sponsor or any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

Neither the issuer of the certificates or any of its affiliates prepared, provided, approved or verified any statistical or numerical information presented herein, although that information may be based in part on loan level data provided by the issuer or its affiliates.

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Risk Factors

The offered certificates are not suitable investments for all investors. In particular, you should not purchase any class of offered certificates unless you understand the prepayment, credit, liquidity and market risks associated with that class. The offered certificates are complex securities. You should possess, either alone or together with an investment advisor, the expertise necessary to evaluate the information contained in this term sheet, the term supplement and the related base prospectus for the offered certificates in the context of your financial situation and tolerance for risk. You should carefully consider, among other things, all of the applicable risk factors in connection with the purchase of any class of the offered certificates listed in the section entitled "Risk Factors" in the term sheet supplement.

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Class	Pass-Through Rate	Initial Certificate Principal Balance(1)	Initial Rating(2)	Designations	WALs (yrs) (3)	Credit Enhancement Percentage (4)
Offered Certificates
I-A-1	Group I WAC (5)	$[83,700,000]	AAA or Aaa	Super Senior	[1.95]	[7.00]%
I-A-2	Group I WAC (5)	[9,300,000]	AAA or Aaa	Senior Support	[1.95]	[7.00]%
II-A-1	Group II WAC (6)	[381,300,000]	AAA or Aaa	Senior	[2.52]	[7.00]%
III-A-1	Group III WAC (7)	[39,500,000]	AAA or Aaa	Super Senior	[2.87]	[7.00]%
III-A-2	Group III WAC (7)	[7,000,000]	AAA or Aaa	Senior Support	[2.87]	[7.00]%
M-1(8)	WAC(9)	[15,960,000]	AA or Aa2	Mezzanine	[4.17]	[4.15]%
M-2(8)	WAC(9)	[8,120,000]	A or A2	Mezzanine	[4.17]	[2.70]%
M-3(8)	WAC(9)	[4,480,000]	BBB or Baa2	Mezzanine	[4.17]	[1.90]%
Non-Offered Certificates(10)
R(11)	WAC(9)	$100	[AAA or Aaa]	Residual	[na]	[7.00]%
B-1(12)	WAC(9)	[4,760,000]	[BB or Ba2]	Subordinate	[6.01]	[1.05]%
B-2(12)	WAC(9)	[3,640,000]	[B or B2]	Subordinate	[6.01]	[0.40]%
B-3(12)	WAC(9)	[2,240,000]	NR	Subordinate	[6.01]	[na]

(1)	The initial certificate principal balances are approximate and subject to a +/- 10% variance.

(2)

It is a condition to the issuance of the offered certificates that they be rated by at least two of the rating agencies. The rating agencies will include Standard & Poor’s (“S&P”), Fitch Ratings (“Fitch”) and/or Moody’s Investors Service, Inc. (“Moody’s”). The Class M Certificates will be rated at least investment grade by at least one of the rating agencies. The Class B Certificates may or may not be rated by any agency.

(3)	The weighted average lives, or WALs, are calculated at 100% of the prepayment speed assumption and are approximate and subject to a +/- 10% variance. The prepayment speed is ☐.

(4)	The credit enhancement percentages are preliminary and are subject to change based upon the final pool as of the cut-off date and additional rating agency analysis.

(5)

The Pass-Through Rate for the Class I-A-1 and Class I-A-2 Certificates will be a variable rate equal to the Group I Net Mortgage Interest Rate (equal to the weighted average net mortgage rate of the Group I Mortgage Loans), initially equal to approximately [5.736]%.

(6)

The Pass-Through Rate for the Class II-A-1 Certificates will be a variable rate equal to the Group II Net Mortgage Interest Rate (equal to the weighted average net mortgage rate of the Group II Mortgage Loans), initially equal to approximately [5.835]%.

(7)

The Pass-Through Rate for the Class III-A-1 and Class III-A-2 Certificates will be a variable rate equal to the Group III Net Mortgage Interest Rate (equal to the weighted average net mortgage rate of the Group III Mortgage Loans), initially equal to approximately [6.050]%.

(8)

The initial certificate principal balances of the Class M Certificates, if any, represents the expected aggregate initial certificate principal balance of the Class M Certificates, respectively, such initial certificate principal

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balances are preliminary and are subject to change based upon the final pool as of the cut-off date and additional rating agency analysis.

(9)

The Pass-Through Rate for each class of Class M and Class B Certificates will be a variable rate equal to the weighted average Net Mortgage Interest Rate (equal to the weighted average of the net mortgage rate of the Mortgage Loans in each Mortgage Loan Group weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group, the aggregate certificate principal balance of the related Senior Certificates) initially equal to approximately [5.837]%

(10)	The information presented for non-offered certificates is provided solely to assist your understanding of the offered certificates.

(11)	The non-offered certificates will include one or more classes of Class R Certificates.

(12)

The initial certificate principal balances of the Class B Certificates, if any, represents the expected aggregate initial certificate principal balance of the Class B Certificates, respectively; such initial certificate principal balances are preliminary and are subject to change based upon the final pool as of the cut-off date and additional rating agency analysis.

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PRELIMINARY GROUP I MORTGAGE POOL CHARACTERISTICS

Mortgage Loan Type: 3/1 & 3/6 Alt A Hybrid Arm

Aggregate Mortgage Balance (+/- 10%): approximately $92,539,518

Gross Weighted Average Coupon (+/- 0.1): 6.041%

Weighted Average Original Maturity (+/- 1 Month): 360 months

Weighted Average Remaining Maturity (+/- 1 Month): 358 months

Gross Margin (+/- 0.15): 2.75%

Cap at the Roll (+/- 0.15): 3.25%

Periodic Cap (+/- 0.15):1.78%

Life Cap (+/- 0.15): 5.95%

Weighted Average FICO (+/- 10): 719

Weighted Average Loan-to-Value Ratio (+/- 5): 77.5%

Average Mortgage Loan Balance: approximately $290,000 (+/- 10%)

Single Family Detached: between 70.0% to 80.0% of the aggregate mortgage loan principal balance

Percentage of Interest Only Mortgage Loans: maximum of 85.0% (+/- 5%) of the aggregate mortgage loan principal balance

California Concentration: approximately 35.0% (+/- 10%) of the aggregate mortgage loan principal balance

Weighted Average [Net] Mortgage Rate (+/- 0.1): 5.736%

Servicing Fee: 0.305% (+/- 0.05) of the aggregate mortgage loan principal balance.

Months to Roll(+/- 1 Month) 35 months

Full/Alt documentation (+/- 5): 38.0%

Cash out refi (+/- 10): 27.0%

Investor property (+/- 5): 12.5%

Conforming balance (+/- 10): 53.0%

Prepayment penalty % (+/- 5): 17.0%

The percentages set forth above, other than any weighted averages, are percentages of the aggregate principal balance of the actual group I loans to be included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date. Any weighted average is weighted based on the principal balance of the actual group I loans to be included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date.

A percentage expressed in parenthesis for a category above reflects the percentage by which the number set forth for such category may vary in the actual loan group I pool included in the trust on the Closing Date. For example the Aggregate Stated Principal Balance of the group I loans included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date, could be lower or higher than the amount specified by as much as 10%.

A number expressed in parenthesis for a category above reflects the amount by which the number or percentage set forth for such category may vary in the actual loan group I pool included in the trust on the

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Closing Date. For example, Full/Alt documentation loans could range vary from 33.0% to 43.0% of the aggregate principal balance of the actual loan group I pool included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date.

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PRELIMINARY GROUP II MORTGAGE POOL CHARACTERISTICS

Mortgage Loan Type: 5/1 & 5/6 Alt A Hybrid Arm

Aggregate Mortgage Balance (+/- 10): approximately $391,616,194

Gross Weighted Average Coupon (+/- 0.1): 6.140%

Weighted Average Original Maturity (+/- 1 Month): 360 months

Weighted Average Remaining Maturity (+/- 1 Month): 358 months

Gross Margin (+/- 0.15): 2.60%

Cap at the Roll (+/- 0.15): 5.70%

Periodic Cap (+/- 0.15):1.50%

Life Cap (+/- 0.15): 5.70%

Weighted Average FICO (+/- 10): 715

Weighted Average Loan-to-Value Ratio (+/- 5): 77.0%

Average Mortgage Loan Balance: approximately $260,000 (+/- 10%)

Single Family Detached: between 70.0% to 80.0% of the aggregate mortgage loan principal balance

Percentage of Interest Only Mortgage Loans: maximum of 85.0% (+/- 5%) of the aggregate mortgage loan principal balance

California Concentration: approximately 30.0% (+/- 10%) of the aggregate mortgage loan principal balance

Weighted Average [Net] Mortgage Rate (+/- 0.1): 5.839%

Servicing Fee: 0.301% (+/- 0.05) of the aggregate mortgage loan principal balance.

Months to Roll(+/- 1 Month) 58 months

Full/Alt documentation (+/- 5): 26.0%

Cash out refi (+/- 10): 26.5%

Investor property (+/- 5): 12.0%

Conforming balance (+/- 10): 65.0%

Prepayment penalty % (+/- 5): 45.0%

The percentages set forth above, other than any weighted averages, are percentages of the aggregate principal balance of the actual loan group II pool to be included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date. Any weighted average is weighted based on the principal balance of the actual group II loans to be included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date.

A percentage expressed in parenthesis for a category above reflects the percentage by which the number set forth for such category may vary in the actual loan group II pool included in the trust on the Closing Date. For example the Aggregate Stated Principal Balance of the group II loans included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date, could be lower or higher than the amount specified by as much as 10%.

A number expressed in parenthesis for a category above reflects the amount by which the number or percentage set forth for such category may vary in the actual group loan group II pool included in the

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trust on the Closing Date. For example, Full/Alt documentation loans could range vary from 21.0% to 31.0% of the aggregate principal balance of the actual loan group II pool included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date.

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PRELIMINARY GROUP III MORTGAGE POOL CHARACTERISTICS

Mortgage Loan Type: 7/1 & 7/6 Alt A Hybrid Arm

Aggregate Mortgage Balance (+/- 10%): approximately $45,955,284

Gross Weighted Average Coupon (+/- 0.1): 6.350%

Weighted Average Original Maturity (+/- 1 Month): 360 months

Weighted Average Remaining Maturity (+/- 1 Month): 359 months

Gross Margin (+/- 0.15): 3.00%

Cap at the Roll (+/- 0.15): 5.90%

Periodic Cap (+/- 0.15):1.85%

Life Cap (+/- 0.15): 5.90%

Weighted Average FICO (+/- 10): 715

Weighted Average Loan-to-Value Ratio (+/- 5): 75.0%

Average Mortgage Loan Balance: approximately $310,000 (+/- 10%)

Single Family Detached: between 70.0% to 80.0% of the aggregate mortgage loan principal balance

Percentage of Interest Only Mortgage Loans: maximum of 81.0% (+/- 5%) of the aggregate mortgage loan principal balance

California Concentration: approximately 37.0% (+/- 10%) of the aggregate mortgage loan principal balance

Weighted Average [Net] Mortgage Rate (+/- 0.1%): 6.050%

Servicing Fee: 0.300% (+/- 0.05) of the aggregate mortgage loan principal balance.

Months to Roll(+/- 1 Month) 83 months

Full/Alt documentation (+/- 5): 28.0%

Cash out refi (+/- 10): 41.0%

Investor property (+/- 5): 18.0%

Conforming balance (+/- 10): 50.0%

Prepayment penalty % (+/- 5): 10.0%

The percentages set forth above, other than any weighted averages, are percentages of the aggregate principal balance of the actual group III loan pool to be included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date. Any weighted average is weighted based on the principal balance of the actual group III loans to be included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date.

A percentage expressed in parenthesis for a category above reflects the percentage by which the number set forth for such category may vary in the actual group III loan pool included in the trust on the Closing Date. For example the Aggregate Stated Principal Balance of the group III loans included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date, could be lower or higher than the amount specified by as much as 10%.

A number expressed in parenthesis for a category above reflects the amount by which the number or percentage set forth for such category may vary in the actual group III loan pool included in the trust on

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the Closing Date. For example, Full/Alt documentation loans could range vary from 23.0% to 33.0% of the aggregate principal balance of the actual group III loan pool included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date.

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CERTAIN TRANSACTION INFORMATION

Underwriter:	Deutsche Bank Securities Inc.
Significant Servicers:	A portion of the mortgage loans will be subserviced by HomeComings Financial Network, Inc., a wholly-owned subsidiary of Residential Funding.
Cut-off Date:	December 1, 2005
Closing Date:	On or about December 29, 2005
Distribution Date:	25th of each month, or the next business day if such day is not a business day, commencing January, 2006.
Assumed Final
Distribution Dates:	The distribution date in December, 2035. The actual final distribution date could be substantially earlier.
Form of certificates:	Book-entry: Class A and Class M Certificates.
Minimum Denominations:

Investors may hold the beneficial interests in the Class A Certificates in minimum denominations representing an original principal amount of $[100,000] and integral multiples of $1,000 in excess thereof.

Senior Certificates:	Class A and Class R Certificates.
Subordinate Certificates:	Class M Certificates and Class B Certificates, if any. The Subordinate Certificates will provide credit enhancement to the Senior Certificates.
ERISA:

Subject to the considerations contained in the term sheet supplement, the Class A and Class M Certificates may be eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts assets.

See “ERISA Considerations” in the term sheet supplement and in the related base prospectus.
SMMEA:

When issued the offered certificates rated in at least the second highest rating category by one of the rating agencies will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984, or SMMEA, and the remaining classes of certificates will not, be “mortgage related securities” for purposes of the Secondary Mortgage Market Enhancement Act of 1984, or SMMEA.

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See “Legal Investment” in the term sheet supplement and “Legal Investment Matters” in the related base prospectus.
Tax Status:

For federal income tax purposes, the depositor will elect to treat the portion of the trust consisting of the related mortgage loans and certain other segregated assets as one or more real estate mortgage investment conduits. The offered certificates will represent ownership of regular interests in a real estate mortgage investment conduit and generally will be treated as representing ownership of debt for federal income tax purposes. You will be required to include in income all interest and original issue discount, if any, on such certificates in accordance with the accrual method of accounting regardless of your usual methods of accounting.

For further information regarding the federal income tax consequences of investing in the offered certificates, see “Material Federal Income Tax Consequences” in the term sheet supplement and in the related base prospectus.

Credit Enhancement

Credit enhancement for the Senior Certificates will be provided by the subordination of the Class M and Class B Certificates, as and to the extent described in the term sheet supplement. Most realized losses on the mortgage loans will be allocated to the Class B-3 Certificates, then to the Class B-2 Certificates, then to the Class B-1 Certificates, then the Class M-3 Certificates, then to the Class M-2 Certificates, ands then to the Class M-1 Certificates, to the extent such class has a certificate principal balance greater than zero. When this occurs, the certificate principal balance of the class to which the loss is allocated is reduced, without a corresponding payment of principal.

If the aggregate certificate principal balance of the Subordinate Certificates has been reduced to zero, losses on the mortgage loans will be allocated among the Senior Certificates in accordance with their respective remaining certificate principal balances or accrued interest, subject to the special rules described in the term sheet supplement.

Not all losses will be allocated in the priority described above. Losses due to natural disasters such as floods and earthquakes, fraud in the origination of a mortgage loan, or some losses related to the bankruptcy of a mortgagor will be allocated as described in the third preceding paragraph only up to specified amounts. Losses of these types in excess of the specified amounts and losses due to other extraordinary events will be allocated proportionately among all outstanding classes of certificates except as stated below. Therefore, the Subordinate Certificates do not act as credit enhancement for the Senior Certificates for these losses.

See “Description of the Certificates—Allocation of Losses; Subordination” in the term sheet supplement.

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Advances

For any month, if the Master Servicer does not receive the full scheduled payment on a mortgage loan, the Master Servicer will advance funds to cover the amount of the scheduled payment that was not made. However, the Master Servicer will advance funds only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan.

See “Description of the Certificates—Advances” in the term sheet supplement.

Optional Termination

On any distribution date on which the aggregate outstanding principal balance of the mortgage loans as of the related determination date is less than 10% of their aggregate stated principal balance as of the cut-off date, the master servicer may, but will not be required to:

•	purchase from the trust all of the remaining mortgage loans, causing an early retirement of the certificates; or
•	purchase all of the certificates.

Under either type of optional purchase, holders of the outstanding certificates are entitled to receive the outstanding certificate principal balance of the certificates in full with accrued interest, as and to the extent described in the term sheet supplement. However, any optional purchase of the remaining mortgage loans may result in a shortfall to the holders of the most subordinate classes of certificates outstanding, if the trust then holds properties acquired from foreclosing upon defaulted loans. In either case, there will be no reimbursement of losses or interest shortfalls allocated to the certificates.

See “Pooling and Servicing Agreement—Termination” in the term sheet supplement and “The Pooling and Servicing Agreement—Termination; Retirement of Certificates” in the related base prospectus.

Priority of Distributions Among Certificates

General principles underlying priority of distributions among the offered certificates are set forth under “Description of the Certificates—Glossary of Terms,” “—Interest Distributions,” “—Principal Distributions on the Senior Principal Certificates,” “—Principal Distributions on the Class M Certificates” and, if applicable, “—Principal Distributions on Certain Classes of Insured Certificates” in the term sheet supplement.

Group I Available Distribution Amount:

1.	Payments of interest concurrently, to the Class I-A-1 and Class I-A-2 Certificates at a per annum rate equal to their Pass-Through Rates on a pro rata basis.

2.

Payments of principal, pro rata, to the Class I-A-1 and Class I-A-2 Certificates in an amount equal to the Senior Principal Distribution Amount with respect to the Group I Mortgage Loans until the certificate principal balance of each such class has been reduced to zero.

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Group II Available Distribution Amount:

1.	Payment of interest to the Class II-A-1 Certificates at a per annum rate equal to its Pass-Through Rate.

2.

Payment of principal to the Class II-A-1 Certificates in an amount equal to the Senior Principal Distribution Amount with respect to the Group II Mortgage Loans until the certificate principal balance of such class has been reduced to zero.

Group III Available Distribution Amount:

1.	Payment of interest concurrently, to the Class III-A-1 and Class III-A-2 Certificates at a per annum rate equal to their Pass-Through Rates on a pro rata basis.

2.

Payment of principal, pro rata, to the Class III-A-1 and Class III-A-2 Certificates in an amount equal to the Senior Principal Distribution Amount with respect to the Group III Mortgage Loans until the certificate principal balance of such class has been reduced to zero.

Allocation of Losses; Subordination

Any Realized Losses on the mortgage loans which are not Excess Special Hazard Losses, Excess Fraud Losses, Excess Bankruptcy Losses or Extraordinary Losses will be allocated as follows:

•	first, to the Class B Certificates;
•	second, to the Class M-3 Certificates;
•	third, to the Class M-2 Certificates; and
•	fourth, to the Class M-1 Certificates

in each case until the Certificate Principal Balance of that class of certificates has been reduced to zero; and thereafter, such Realized Losses on the Group I Mortgage Loans will be allocated sequentially to the Class I-A-2 Certificates until reduced to zero and then to the Class I-A-1 Certificates, such Realized Losses on the Group II Mortgage Loans will be allocated to the Class II-A-1 Certificates and such Realized Losses on the Group III Mortgage Loans will be allocated sequentially to the Class III-A-2 Certificates until reduced to zero and then to the Class III-A-1 Certificates.

Certain Yield and Prepayment Considerations

A description of certain yield and prepayment considerations applicable to the offered certificates, including certain special yield and prepayments considerations applicable to any class included in any

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applicable special categories and designations of the offered certificates, are set forth under “Certain Yield and Prepayment Considerations” in the term sheet supplement and “Yield Considerations” and “Maturity and Prepayment Considerations” in the related base prospectus.

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